FORM 6-K

		SECURITIES AND EXCHANGE COMMISSION
		    WASHINGTON, C.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Act of 1934

For the month of November 2002
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Lucky 1 Enterprises Inc.
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(Translation of registrant's name into English)


1460-701 West Georgia Street
P.O. Box 10147, Pacific Centre
Vancouver, BC, Canada V7Y 1C6
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(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  	X		Form 40-F
		---				---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes				No		X
		---				---







BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


1.  Reporting Issuer:

	Lucky 1 Enterprises Inc. (the "Company")
	(formerly Golden Nugget Exploration Inc.)
	P.O. Box 10147
	#1460-701 West Georgia Street
	Vancouver, BC  V7Y 1C6


2.  Date of Material Change:

	November 4, 2002


3.  News Release:

	News release was disseminated via Vancouver Stockwatch and Market News Publishing.


4. Summary of Material Change:

	The Company announced that it had entered into a Licensing Agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas") to jointly develop certain gaming software. Under the terms and conditions of the Licensing Agreement the Company shall pay a License fee to Las Vegas for the development costs of certain gaming software which, once completed, shall be equally owned by the Company and Las Vegas.

5.  Full Description of Material Change:

	See attached Schedule "A"


6.  Senior Officer:

	Bedo H. Kalpakian, the President of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-1519 for further information.


7.  Statement of Senior Officer:

	The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia this 5th day of
November, 2002.


LUCKY 1 ENTERPRISES INC.

"Bedo H. Kalpakian"
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President



c.c.:   Quebec Securities Commission
	Attention:  Continuous Disclosure

	Alberta Securities Commission
	Attention:  Continuous Disclosure

        Anfield Sujir Kennedy & Durno
        Attention:  Michael Kennedy


















SCHEDULE "A"

NEWS RELEASE


Symbol: LKYOF.OTC Bulletin Board


November 4, 2002


The Company wishes to announce that it has entered into a Licensing Agreement with Las Vegas From Home.com Entertainment Inc.
("Las Vegas") to jointly develop certain gaming software. Under the terms and conditions of the Licensing Agreement the Company shall pay a License fee to Las Vegas for the development costs of certain gaming software which, once completed, shall be equally owned by the Company and Las Vegas.



FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT
TELEPHONE NUMBER (604) 681-1519.


On behalf of the Board of
Lucky 1 Enterprises Inc.


"Bedo H. Kalpakian"
____________________________
BEDO H. KALPAKIAN, President








Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.
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(Registrant)

By:	"Bedo H. Kalpakian"
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	(BEDO H. KALPAKIAN, President)

Date:	November 19, 2002
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